

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 11, 2009

Mr. Leo Watterson
Vice President—Corporate Accounting and Chief Accounting Officer
Emeritus Corporation
3131 Elliott Avenue, Suite 500
Seattle, WA 98121

> Re: **Emeritus Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **and Documents Incorporated by Reference**
> **Filed March 16, 2009**
> **File No. 001-14012**

Dear Mr. Watterson:

We have reviewed your supplemental response letters dated June 18, 2009, July 20, 2009, and August 28, 2009 as well as your filing and have the following comments.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis….page 29
Impairment Loss in Long-Lived Assets, page 37

1. We refer to your response to comment 1 from our letter dated July 31, 2009 and continue to believe that you utilized two different methodologies to determine the fair value of your reporting unit at October 31, 2008 and at March 31, 2009.   It appears to us that this approach is not appropriate. However, we defer our evaluation of your response to prior comment 1 until we resolve the below comments regarding your operating segments and reporting units.

1. Description of Business, Basis of Presentation, and Summary of Significant
Accounting Policies
Asset Impairments
b. Goodwill, page F-13

2. We note your response to comment three from our letter dated July 31, 2009. Based on our comment below, it appears that your reporting units for goodwill impairment testing purposes should be re-evaluated based on the fact that you appear to have numerous operating segments beyond what you previously identified. Since your

operating segments appear to be each geographic region, then at a minimum, each geographic region would be a separate reporting unit pursuant to SFAS 142. Note that a reporting unit is an operating segment or one level below an operating segment, referred to as a component. Also, provide us with your detailed analysis of paragraph 30 of SFAS 142 and EITF D-101 based on this re-evaluation.

3. We reviewed your response to comment four from our letter dated July 31, 2009 and the information provided to your chief operating decision maker. It appears that each of the six geographic regions listed in detail on pages 1-7 of your Quarterly Year-Over-Year Summary is a separate segment under SFAS 131. We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a quarterly basis. We note that this information contains EBITDARM, revenue changes, total expense changes and other information in which the chief operating decision maker can make decisions about resources to be allocated and assess performance. We further note the presentation of 2009 capital budget, capital spending, purchases, total expenditures, among others, by each geographic region on a monthly basis.

    If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17 a. through 17 e., please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, EBITDARM, and EBITDARM percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

    Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us with an analysis that supports your position.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or Paul Fischer at (202) 551-3415 with any other questions, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director